ORGANIGRAM HOLDINGS INC.

35 English Drive
Moncton, New Brunswick, Canada, E1E 3X3
Tel: (855) 961-9420 Fax: (506) 384-4266

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Notice is hereby given that an annual and special meeting (the “Meeting”) of shareholders of Organigram Holdings Inc. (the “Company”) will be held at the Delta Hotels Beausejour, Shediac “A” Room, 750 Main Street, Moncton, New Brunswick, Canada, on Tuesday, December 19, 2017 at 10:00 a.m. (Moncton Time) for the following purposes:

1.

to table the audited consolidated financial statements of the Company for its fiscal year ended August 31, 2017, the report of the auditor thereon and the related management’s discussion and analysis over the period;

2.	to elect directors of the Company for the ensuing year;

3.	to appoint Deloitte LLP, Chartered Accountants, as auditors of the Company for the ensuing year;

4.	to ratify and approve by ordinary resolution, the continuation of the Company’s 10% “rolling” share option plan as more particularly described in the accompanying Information Circular; and

5.

to ratify and approve by ordinary resolution of the disinterested shareholders (being shareholders who are not “insiders” of the Company), the Equity Incentive Plan more particularly described in the accompanying Information Circular.

An Information Circular accompanies this Notice, which contains details of matters to be considered at the Meeting. No other matters are contemplated, however any permitted amendment to or variation of any matter identified in this Notice may properly be considered at the Meeting. The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

The audited consolidated financial statements for the fiscal year ended August 31, 2017, the report of the auditor thereon, and the related management discussion and analysis will be made available at the Meeting and will be made available at www.sedar.com.

Registered Shareholders are entitled to vote at the Meeting either in person or by proxy. Regardless of whether a Shareholder plans to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Circular. To be valid, such proxies must be deposited with the Company’s transfer agent, TSX Trust Company not later than fourty-eight (48) hours prior to the commencement of the Meeting, excluding Saturdays, Sundays and holidays.

All non-registered Shareholders who plan to attend the Meeting must follow the instructions set out in the voting instruction form and in the Circular to ensure that such Shareholders’ Shares will be voted at the Meeting. If you hold your Shares in a brokerage account, you are not a registered Shareholder.

Dated at Moncton, New Brunswick, November 7, 2017.

BY ORDER OF THE BOARD

“Greg Engel”

Greg Engel
Chief Executive Officer